AEGLEA BIOTHERAPEUTICS, INC.

901 S. MoPac Expressway

Barton Oaks Plaza One, Suite 250

Austin, TX 78746

February 11, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	Aeglea BioTherapeutics, Inc.
Registration Statement on Form S-3
Filed December 21, 2018
File No. 333-228967

Via EDGAR - Acceleration Request

Requested Date:             February 13, 2019

Requested Time:            4:00 p.m. Eastern Time

Ladies and Gentlemen:

Aeglea BioTherapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Amanda Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely, AEGLEA BIOTHERAPEUTICS, INC.

By:	/s/ Charles N. York II
Charles N. York II
Chief Financial Officer

cc:	Anthony G. Quinn, Chief Executive Officer
Aeglea BioTherapeutics, Inc.

Robert A. Freedman, Esq.
Amanda Rose, Esq.
Fenwick & West LLP